Guzik & Associates

1875 Century Park East, Suite 700

Los Angeles, CA 90067

Telephone 310.914.8600

November 16, 2010

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

  Office of Mergers & Acquisitions

Re:	Private Media Group, Inc.
Definitive Proxy Statement on Schedule 14A filed October 8, 2010
DEFR 14A Filed November 8, 12, 2010
SEC File No. 000-25067

Dear Mr. Hindin:

Please refer to the Staff’s letter to the undersigned dated November 12, 2010, regarding the above-referenced definitive Proxy Statement filed by the registrant, Private Media Group, Inc., on October 8, 2010, as supplemented and amended on November 8, 2010, and November 12, 2010. This letter is intended to respond to the Staff’s November 12 letter. The paragraph numbers of the responses in this letter set forth below correspond to the similarly numbered paragraphs in the Staff’s November 12 letter.

1.	We continue to believe that the Company has complied with the requirements of SEC Rule 14a-6 for the reasons set forth in our letter to the Staff dated October 20, 2010.

2.

The Company’s Definitive Proxy Statement was filed on October 8, 2010. The Company believes that the Definitive Proxy Statement, as so filed, complied in all material respects with the Securities Exchange Act of 1934 and the rules and regulations thereunder as of the date of its filing. The Company also continues to believe that there is no legal obligation to supplement or refile the proxy materials, other than the supplement filed by the Company on November 8, 2010, to reflect the change in location of the meeting to comply with Nevada corporation law. We note that in the October 8, 2010, Proxy Statement the Company disclosed the intention of Consipio Holding bv to nominate an alternative slate at the Annual Meeting and the Company’s position regarding the validity of the Notice of Nomination. The Company also provided contact information for

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

  Office of Mergers & Acquisitions

November 16, 2010

Consipio, and referenced its publicly available Schedule 13D, which Item 4 of such Schedule 13D, as amended, contains additional detailed information regarding the plans and proposals of Consipio as regards any change in the Board of Directors or management (and which Item 4 expressly disclaimed, as of October 8, 2010, any intention to conduct a solicitation in opposition).

3.	The Company believes it has properly relied upon the notice and access rule embodied in Rule 14a-16. The Rule 14a-16 notice was sent out by the Company at least 40 days before the date of the Annual Meeting and contained the information required by Rule 14a-16 to be contained in the notice. There is nothing in Rule 14a-16 which prohibits a registrant from subsequently modifying its proxy materials or which contemplates either providing an amended notice or providing a new notice if any of the Rule 14a-16 information has changed subsequent to the date of the issuance of the notice.

Regarding the change in location in the meeting, the San Francisco meeting location was set by the Board in response to a formal demand by Consipio Holding bv and its counsel, Gordon and Rees, that the Company recognize an amendment to the bylaws presented by Consipio to the Company in September 2010, purportedly approved by a majority of the shareholders. The purported bylaw amendment required the Company to hold the Annual Meeting in San Francisco on the third Thursday of November. On November 5, 2010, upon advice of independent counsel, the Company’s Board of Directors determined to reject the purported amendment to the bylaws, as Consipio had failed to provide evidence of the voting power of the shareholders purportedly approving the bylaw amendments. Accordingly, as it became clear that the Board was not legally constrained to hold the Annual Meeting in San Francisco, despite representations to the contrary by Consipio and its counsel, the Board voted to change the meeting location to the Company’s executive officers in Barcelona, Spain, as more than 80 % of the Company’s shareholders reside in close proximity to Spain. Notice of the new location was disseminated to all holders of record by mail within 10 days of the meeting date, in compliance with Nevada state law. In addition, notice of the change was provided to shareholders:

•	via a press release of the Company on November 9, 2010,

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

  Office of Mergers & Acquisitions

November 16, 2010

•	posting of the new notice on both the SEC website and the Company’s dedicated proxy website on November 8, and

•	by distributing a physical copy of the new notice to beneficial owners to those shareholders who previously had requested a physical copy of the proxy materials.

Therefore, we expect that shareholders would have known of the location change no later than November 9, 2010, and that this is more than ample notice in view of the following factors:

•	The notice of the meeting was given within the timeframe of the Nevada corporation law, which Nevada law is consistent with the requirements of most if not all U.S. jurisdictions;

•

Although a shareholder may attend the meeting and vote in person, historically, attendance at Private shareholder meetings has been low and shareholders typically will vote in advance of the meeting via telephone, internet or mail.

•	Most shareholders reside in close proximity to the Company’s offices in Barcelona, and both transportation and hotel accommodations are both plentiful and reasonable at the time of the meeting.

4.	The Company’s dedicated proxy website has been established and is maintained by a third party agent, Broadridge Financial Services, at www.proxyvote.com. Broadridge is fully knowledgeable as to the applicable SEC rules governing public availability of proxy materials, which requirement is in addition to the public availability of the proxy materials on the SEC website. The Company is currently investigating to determine whether at any time the 2010 proxy materials were not publicly available on the dedicated website, as the Staff states in its November 12 letter.

5.	We are confused by your Comment No. 5 regarding the resignation of a Company nominee, Johan Carlberg. As Mr. Carlberg is a Company nominee, and not a shareholder

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

  Office of Mergers & Acquisitions

November 16, 2010

nominee, the bylaw provisions regarding advance notification of nomination do not apply. If a new nominee is identified by the Company prior to the November 18 meeting and agrees to act as such, the Company will comply with the disclosure requirements under Section 14 of the Exchange Act.

We hope this letter adequately addresses the issues raised by the Staff in its November 12, 2010. Should you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours,

/s/ Samuel S. Guzik
Samuel S. Guzik
GUZIK & ASSOCIATES